UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

VoIP-PAL.COM INC.

(Name of Issuer)

Common Stock, par value $0.001 par share

(Title of Class of Securities)

92862Y109

(CUSIP Number)

February 10, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 928628Y109
(1) Names of reporting persons	Robert P. Mitchell
(2) Check the appropriate box if a member of a group	(a) ☐
(see instructions)	(b) ☐
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	134,325,235
(6) Shared voting power	0
(7) Sole dispositive power	134,325,235
(8) Shared dispositive power	0
(9) Aggregate amount beneficially owned by each reporting person	134,325,235
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)	☐
(11) Percent of class represented by amount in Row (9)	5.9%
(12) Type of reporting person (see instructions)	IN

SCHEDULE 13G

Item 1(a).	Name of Issuer

VoIP-PAL.COM Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

7215 Bosque Boulevard, Suite 102

Waco, TX 76710-4020

Item 2(a).	Name of Person Filing

Robert P. Mitchell

Item 2(b).	Address of Principal Business Office or, if None, Residence

4433 SW 14th Avenue

Cape Coral, FL 33914

Item 2(c).	Citizenship

United States

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP No.

92862Y109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Item 4(a).	Amount Beneficially Owned

134,325,235

Item 4(b).	Percent of Class

5.9%

Item 4(c).	Number of Shares as to Which the Person Has

(i)	Sole power to vote or direct the vote:	134,325,235
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or direct the disposition of:	134,325,235
(iv)	Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2023	/s/ Robert P. Mitchell
Robert P. Mitchell